82-34750

BERU

First-Quarter Report 2004/05


Super
bleifrei
Diesel

Sales revenues

EUR million


100
90
80
70
60
50
40
69.4
85.5
1st quarter 2003/04
1st quarter 2004/05

Earnings per share

EUR


1.0
0.8
0.6
0.4
0.2
0.64
0.77
1st quarter 2003/04
1st quarter 2004/05

Development of diesel's share of new vehicle registrations

Percent


70
60
50
40
30
20
10
67.4
68.8
39.8
52.3
26.2
31.1
Benelux
Portugal
UK
1st half-year 2003
1st half-year 2004

BERU Aktiengesellschaft, Ludwigsburg, increased its total revenues in the first quarter of the 2004/05 financial year (April 1–June 30, 2004) by 23.2% to EUR 85.5 million (April 1–June 30, 2003: EUR 69.4 million). Net income rose by 20.3% to EUR 7.7 million after EUR 6.4 million in the same period of last year. Earnings per share reached EUR 0.77 after EUR 0.64 in the prior-year quarter.

The high growth in our youngest division of Electronics and Sensor Technology and the positive course of business in our main division of Diesel Cold-Start Technology contributed decisively to the 12.5% organic growth in earnings achieved by the Group. In addition, the French subgroup acquired in August 2003, BERU Eyquem, made a sales contribution of EUR 7.4 million.

Still on course for growth with the core division

As in the past, passenger cars with diesel engines once again profited from, among other things, the ongoing high oil prices. Following 43.8% in the prior year, diesel's share of new-car registrations in Western Europe is meanwhile up to 46.8% and is moving towards the 50% mark. Germany, which is still below the European average in this respect, succeeded in breaking through the 40% mark in the first half of 2004, reaching 41.9% after 38.7% in the prior year. in the month of June, diesel actually achieved a share of 42.6%. In the United Kingdom, diesel's share increased to 31.1% (26.2%), while in Spain it actually climbed to 64.0% (58.9%). Institutes such as Automotive Industry Data meanwhile assume that diesel's share of new registrations in Western Europe will surpass 57% by 2009. At the same time, diesel engines could benefit from CO_2-related taxation, which favors diesel due to its lower emissions. This is already apparent in the United Kingdom and France.

The trend also seems to be turning towards diesel in the United States. In a J. D. Power LMC market study that was published recently, the diesel trend in the U.S. was analyzed with the conclusion that the proportion of light vehicles (passenger cars and light trucks) sold in the U.S. with diesel engines has doubled since 1998, and that it should reach nearly 4% by the end of 2004. BERU's positive revenue trend in North America is largely diesel driven, and is partly explained by this development. Sales revenues in the North American market nearly doubled in the first quarter from EUR 5.2 million to EUR 9.8 million.

BERU has succeeded in further increasing its sales revenues in the core division of Diesel Cold-Start Technology: the figure of EUR 36.3 million for the first quarter represented an increase of 8% (EUR 33.6 million), whereby the sales trend differed for original equipment and the aftermarket. With glow plugs for engines fitted as original equipment, a 7% increase in revenues was achieved in the first quarter of the 2004/05 financial year. On the other hand, the volume of OES business with spare parts for the manufacturers' aftermarket business was significantly lower than expected. This weakness in the first three months was partially because of the level of existing inventories in the automobile manufacturers' spare-parts centers. Due to the rather mild winter weather, these inventories were not completely depleted by the beginning of the quarter.

Sales of ISS diesel instant-start systems developed positively. Technologically, BERU is still ahead of the competition with these products. The growth rates are partially a result of new product startups by GM/Isuzu in the United States as well as by DaimlerChrysler. In line with our planning, deliveries increased for the diesel models of the Golf 5 platform. A few weeks ago, BERU also started to supply ISS steel glow-plug technology for the new Audi A6 3.0 liter diesel engine. Due to rising diesel penetration, the potential of major markets Germany and the United Kingdom to catch up with other countries, and the good medium to long-term growth prospects in North America and

Asia, we still anticipate solid expansion for this division. Orders received by car dealers in recent weeks, which in some cases were close to 60% for diesel engines, prove that the high level of fuel prices definitely encourages customers to choose diesel. Diesel engines consume 30% to 35% less fuel than comparable gasoline engines. Furthermore, diesel is between 15% and 20% cheaper than gasoline all over Europe.

Ignition Technology reports slight organic growth and contribution from acquisition

BERU's division of Ignition Technology for gasoline engines posted sales revenues of EUR 28.2 million after EUR 19.7 million in the prior-year period, despite the fact that new registrations of passenger cars with gasoline engines decreased by nearly 2.5% in the first half of 2004. As a result of its strong brand and product quality, BERU achieved moderate organic growth in a currently declining market for ignition technology products (excluding the contribution to revenues from the newly acquired BERU Eyquem). Unit sales of spark plugs increased significantly as a result of the Eyquem acquisition. Another positive factor for the sales of the Ignition Technology division was a new order to supply modern flush-fitting pencil ignition coils to a French automobile manufacturer. In total, the Group achieved growth of 43.1% in this division. In the period under review, we also received an order to supply ignition coils to MG Rover. BERU thus assumes that it will continue raising its market share with ignition coils throughout the year.

BERU sees further growth opportunities for Ignition Technology in the expansion of its international aftermarket program and the penetration of new markets with the Eyquem brand. At the same time, the Group is already making use of the considerable cross-selling potential of the Eyquem sales channels also for diesel products, and is strengthening supplier relations with French OEM customers. BERU is currently working intensively on the conversion of Eyquem's production processes to state-of-the-art manufacturing technology, such as the new 12 mm technology for spark plugs, and is reorganizing Eyquem's production routines. The restructuring measures taken in Chazelles sur Lyon and the transfer of spark-plug production for automobiles from the smaller facility in Neuhaus, Germany, give rise to disproportionately high expenditure in the build-up phase, so Eyquem is currently making a negligible contribution to Group earnings, and is actually reducing the Group's EBIT margin by more than one percentage point. In the next two financial years, the target of an operative margin of 10% should be achieved, however. The decisive factors are higher production volumes and capacity utilization as a result of the transfer from Neuhaus, as well as new orders, a highly automated production line and technological leadership. The goal is to move into the top three manufacturers in terms of manufacturing as well as technology, and thus to lay the foundations for the future spare-parts business in France and the international aftermarkets. At present, an initial OEM order from the VW Group is just starting up.

Youngest division of Electronics and Sensor Technology grows, stagnation for tire-pressure monitoring

Our youngest division of Electronics and Sensor Technology achieved the Group's highest organic growth of 30.4% with sales revenues of EUR 21.0 million (EUR 16.1 million). This growth was driven by, among other things, PTC auxiliary heating systems and our business with sensors (excluding tire-pressure monitoring). Production of the electronically controlled auxiliary heating systems for car interiors is currently being ramped up for the diesel models of the Golf 5 platform and the Ford C platform. BERU's auxiliary heating systems are also being used in some Korean models. In the U.S. market, an initial reference project has been acquired with Ford, but will not start until 2006.

Sales revenues with electronic tire-pressure monitoring systems stagnated at the prior-year level, however. One of the main reasons for this is the current lack of clarity regarding the amendment to the Tire Safety Rule recently passed into law in the United States. This stipulates that every car newly registered in the U.S must be equipped with a tire-pressure monitoring system. Some manufacturers have not yet increased the percentage of cars for export to the U.S. fitted with such equipment, while one German premium manufacturer has decided to postpone the fitting of these systems for another nine months.

Last autumn, a U.S. federal court cancelled the possibility to chose between the less expensive but also less accurate indirect method of measuring tire pressure based on ABS technology, and the direct technology which, like the BERU system, measures tire pressure with sensors and microchips inside the tires. The court justified this decision on the grounds that the current indirect systems are not reliable enough. The U.S. transportation authority, NHTSA, has been required to revise the system specifications. Market observers now assume that higher technical requirements will be placed on the indirect systems, or that directly measuring sensor-based systems will become mandatory.

The final decision on the newly formulated system specifications and the resulting announcement of the launch scenario in the United States should trigger a substantial expansion of the market for our tire-pressure monitoring systems. At the same time, European vehicle customers are increasingly demanding this safety feature.

The acquisition of new projects is developing positively. For example, BERU has received an order starting in the 2005/06 financial year to equip an additional Audi model with the tire-pressure monitoring system. BERU is already supplying the system as an options for the A8 and the new A6, and will also supply it for the new facelift of the A4. VW has awarded BERU a follow-up order extending to the year 2010. Starting in the next financial year, an additional Bentley model will be equipped with TSS as standard equipment. BERU is currently holding discussions with other European manufacturers on the use of the system in several model series. The aftermarket business with tire-pressure monitoring systems also contributes a small volume of sales revenues.

However, with sensors of all kinds, BERU achieved growth in sales revenues of some 7 %. We recently received an order for our new biodiesel sensor, so this product will begin contributing to sales revenues at the end of this year. In addition, from the end of 2005, BERU will start to supply high-temperature sensors to an Asian automobile manufacturer. We see opportunities for this product group with the commencement of state aid for soot-particulate filters. For example, it has been proposed that every diesel car sold in Germany with particulate emissions below 2.4 mg/km should be subsidized to the value of EUR 600. For such applications, BERU manufactures sophisticated high-temperature sensors which are installed in a vehicle's exhaust system – usually before, and in some models also after – the particulate filter. The VW Group is already being supplied, and BERU is holding talks with two other manufacturers.

In the General Industry sales segment, BERU succeeded in raising its sales revenues from heating technology by more than 35 % to EUR 2.3 million while also improving profitability, although this is still lower than the Group's average. A major portion of this growth is accounted for by new customers outside Germany.

Top priority for research and development

Technological innovative ability is one of the key features of BERU's business model: total expenditure on research and development in the Group was EUR 7.0 million. BERU has a conservative policy concerning the capitalization of development expenditure, and capitalized EUR 1.7 million in the first quarter of this financial year, with amortization of capitalized development expenditure of EUR 0.2 million. The capitalization ratio of 24% was below average for the industry.

The focus of R&D activities was on diesel cold-start technology, but also on new products in the field of tire-pressure monitoring and ignition technology for gasoline engines. With the successful introduction of the PSG intelligent glow plugs, which have an integrated combustion-chamber pressure sensor and electronic analysis, BERU has laid the foundations for product launch in the next generation earlier than originally planned. The measurement of pressure in the combustion chamber via a sensor in the glow plug is necessary in order to supply data directly from diesel engines' combustion chambers for HCCI engine management, which in turn will lead to significantly more economical diesel engines with lower NO_x emissions. Many manufacturers are working in this field. One of the goals is, in view of ever stricter emission legislation in Europe (Euro 5) and the United States (Tier 2), to make the cost-intensive aftertreatment of exhaust emissions using NO_x catalysts unnecessary. Two customers have already shown strong interest in this new technology, and BERU will further develop the "smart plug" to production maturity as quickly as possible.

Orders received up by nearly 20%

BERU AG recorded an increase in orders received during the period under review of 19.6% to EUR 89.7 million (EUR 75.0 million). The order backlog also rose, reaching EUR 170.4 million after EUR 151.7 million a year earlier.

Constant workforce figures

The size of the workforce at June 30, 2004 was nearly constant compared with March 31, 2004 at 2,672 employees (2,694). However, compared with June 30, 2003, the workforce expanded by 20% due to the acquisition of Eyquem. The ratio of personnel expenses to sales revenues rose slightly, from 31.3% for the prior-year period to 32.3% in the first quarter of 2004/05.

Lower ratio of material expenses to sales revenues

Despite strong expansion by Electronics and Sensor Technology, which tends to cause higher material expenses due to the greater purchasing volumes, the cost of materials increased at a lower rate than sales revenues. The ratio of material expenses to sales revenues for the first quarter was 37.7% compared with 39.3% in the same period of last year. Related to output volume (revenues plus changes in inventories), the ratio was 35.9% (36.8%). As a result of the altered product mix and economies of scale, the gross margin for the first quarter of the financial year improved to 62.3% (60.1%). For the full year, the Group forecasts a ratio of between 36.5% and 37.5% due to ongoing increases in purchasing prices and the planned expansion in the field of electronics.

Other operating expenses for the first quarter of 2004/05 amounted to EUR 13.6 million compared with EUR 11.8 million in the same period of last year. As a proportion of the Group's sales revenues, they decreased by 1.1 percentage points to 15.9% (17.0%).

EBIT

EUR million


15
10
5
9.7
11.8
1st quarter 2003/04
1st quarter 2004/05

In the context of the preparation of the year-end financial statements, BERU discovered that in the financial statements for the first quarter of 2003/04, some inventories were undervalued so that inventory changes and thus the ratio of material

Net income

EUR million



10
8
6
4
2
6.4
7.7
1st quarter 2003/04
1st quarter 2004/05

Cash flow

EUR million



20
10
12.1
13.7
1st quarter 2003/04
1st quarter 2004/05

Net cash position/ Cash position

EUR million



120
100
80
60
40
20
78.2
79.7
105.0
104.6
Net cash position
Cash position

□31.3.2004

□30.6.2004

EBIT rises by 22%

For seasonal reasons, the first quarter of the financial year always features relatively weak margins. In the first quarter of 2004/05, BERU achieved an EBIT margin of 13.8%, almost identical to the 14.0% of the prior-year period. It is necessary to consider the fact that the EBIT margin decreased by more than 1 percentage point due to restructuring and process modernization at Eyquem, whose first-quarter contribution to sales revenues was included for the first time. EBIT grew by nearly 22% to EUR 11.8 million compared with EUR 9.7 million in the prior-year quarter.

Net income up by 20%

Financial income of EUR 1.0 million (EUR 0.9 million) remained at the level of the prior-year quarter. Before taxes, BERU earned 20.8% more, with EBT of EUR 12.8 million compared with EUR 10.6 million in the prior-year quarter. The total effective tax rate of 39.1% was a little higher (38.7%), due to the "taxe professionelle" at Eyquem, a tax on assets which is independent of earnings. The effective income-tax rate fell by 2.0 percentage points, however, to 36.1% (38.1%). Net income increased by 20.3% to EUR 7.7 million (EUR 6.4 million). Earnings per share rose by more than 20% to EUR 0.77 compared with EUR 0.64 in the prior-year quarter.

Above-average levels of investment – strong financial position

First-quarter capital expenditure on tangible and intangible assets was above the annual average, taking place primarily at BERU Eyquem for the expansion of our production capacity for modern slim-line and ISS glow plugs. At EUR 9.3 million, capital expenditure was 55% above the prior-year quarter. The operative free cash flow thus fell to EUR 4.4 million (EUR 6.1 million). The Group demonstrated its financial strength with a 13.2% increase in cash flow to EUR 13.7 million (EUR 12.1 million). Its net financial position increased again to EUR 79.7 million compared with EUR 78.2 million on March 31, 2004.

Outlook

Business prospects are still affected by high pressure on prices from the vehicle manufacturers and high prices for semi-finished materials and components. There will be numerous product startups during the rest of this financial year. At the same time, it is necessary to further improve the profitability of the new products: ISS, PTC and tire-pressure monitoring systems, in order to achieve breakeven also with ISS and PTC. While the high oil price makes the mainly positive forecasts for higher unit sales of passenger cars in Europe seem questionable, diesel engines are profiting from the high fuel prices and initial upturns in the United States and Asia.

Against this backdrop, Marco von Maltzan, Chairman of the Executive Board of BERU AG, has stated: "We still intend to increase our revenues from our own resources by at least 10%, with an additional contribution of about 3 percentage points from the inclusion of BERU Eyquem in the consolidated group for the full financial year. And we intend to raise our operating profit accordingly. We have achieved the turnaround at REMIX and BERU F1; we will now continue at full speed with restructuring and technological renewal at BERU Eyquem, so that we are able to fully exploit the considerable market potential in the international aftermarket business in the coming years. We will further improve our cost structures with the aid of our Productivity Action Plan (PAP). With the increasing spread of our instant-start system and the development to product maturity of the smart glow plug, we see ourselves as very well positioned in one of the industrial segments with long-term structural and regional growth: diesel

Consolidated balance sheet

of BERU Aktiengesellschaft, Ludwigsburg, as at June 30, 2004

Assets

EUR million	30.6.2004	31.3.2004	30.6.2003
Fixed assets			
Intangible assets	30.6	27.4	22.4
Property, plant and equipment	133.1	128.3	98.8
Financial assets	5.9	6.5	4.5
	169.6	**162.2**	**125.7**
Current assets			
Inventories	66.0	55.6	55.0
Trade receivables	65.1	73.7	53.1
Other receivables and other assets	9.4	8.5	5.1
Marketable securities	64.9	65.2	65.2
Cash and cash equivalents	39.7	39.8	63.2
	245.1	**242.8**	**241.6**
Deferred tax assets	**6.4**	**6.0**	**5.8**
	421.1	**411.0**	**373.1**

Shareholders' equity and liabilities

EUR million	30.6.2004	31.3.2004	30.6.2003
Shareholders' equity			
Subscribed capital	26.0	26.0	26.0
Additional paid-in capital	73.1	73.1	73.1
Earnings reserves	192.0	182.5	163.1
	291.1	**281.6**	**262.2**
Minority interests	**1.6**	**1.5**	**1.3**
Provisions			
Provisions for pensions	16.1	15.9	14.8
Provisions for taxes and other provisions	35.2	33.2	30.2
	51.3	**49.1**	**45.0**
Liabilities			
Liabilities to banks	24.9	26.8	23.3
Trade liabilities	24.2	23.1	18.0
Other liabilities	12.5	13.8	10.8
	61.6	**63.7**	**52.1**
Deferred tax liabilities	**15.5**	**15.1**	**12.5**
	421.1	**411.0**	**373.1**

Consolidated statement of income

of BERU Aktiengesellschaft, Ludwigsburg, for the period from April 1 to June 30, 2004

EUR million	Q1 2004/05	Q1 2003/04	Change
Sales revenues	85.5	69.4	23.2%
Change in inventories of finished goods and work in progress and own work capitalized	4.3	4.8	– 10.4%
Other operating income	1.2	1.8	– 33.3%
	91.0	**76.0**	**19.7%**
Cost of materials	– 32.2	– 27.3	17.9%
Personnel expenses	– 27.6	– 21.7	27.2%
Depreciation and amortization	– 5.8	– 5.5	5.5%
Other operating expenses	– 13.6	– 11.8	15.3%
Earnings before interest and taxes	**11.8**	**9.7**	**21.6%**
Financial income, net	1.0	0.9	11.1%
Earnings before taxes	**12.8**	**10.6**	**20.8%**
Taxes on income and earnings	– 4.4	– 4.0	10.0%
Other taxes	– 0.6	– 0.1	500.0%
Earnings after taxes	**7.8**	**6.5**	**20.0%**
Shares in profits/losses by other shareholders	– 0.1	– 0.1	0.0%
Net income	**7.7**	**6.4**	**20.3%**
Earnings per share (in EUR)	**0.77**	**0.64**	**20.3%**

Consolidated statement of cash flows

of BERU Aktiengesellschaft, Ludwigsburg, for the period from April 1 to June 30, 2004

EUR million	2004/05	2003/04	Change
Net income for the period	7.7	6.4	1.3
Depreciation and amortization	5.8	5.5	0.3
Changes in provisions	2.2	1.1	1.1
Changes in deferred taxes	0.0	– 0.1	0.1
Other income/expenses not affecting cash flow	– 0.2	0.0	– 0.2
Proceeds from the disposal of fixed assets	0.0	0.1	– 0.1
Proceeds from the disposal of securities held as current assets	0.0	0.2	– 0.2
Changes in inventories	– 10.4	– 11.2	0.8
Changes in receivables and other assets	7.7	7.8	– 0.1
Changes in minority interests	0.1	0.1	0.0
Changes in liabilities	– 0.2	3.7	– 3.9
Cash flow provided by operating activities	**12.7**	**13.6**	**– 0.9**
Proceeds from the disposal of property, plant and equipment	0.0	0.0	0.0
Payments for investments in property, plant and equipment	– 9.1	– 6.0	– 3.1
Payments for investments in intangible assets	– 1.9	– 1.6	– 0.3
Payment or proceeds from government subsidies	0.0	0.0	0.0
Proceeds from the disposal of financial assets	1.0	0.1	0.9
Payments for investments in financial assets	– 0.5	– 0.2	– 0.3
Payments for the acquisition of consolidated companies	0.0	0.0	0.0
Proceeds from financial assets as part of temporary financial management	0.0	1.2	– 1.2
Payments for financial assets as part of temporary financial management	– 0.2	0.0	– 0.2
Cash flow used for investing activities	**– 10.7**	**– 6.5**	**– 4.2**
Payment of dividend	0.0	0.0	0.0
Payments to proprietors for the purchase of treasury stock	0.0	0.0	0.0
Proceeds from the sale of treasury stock	0.0	1.9	– 1.9
Additions to financial liabilities	0.0	3.6	– 3.6
Repayments of financial liabilities	– 1.9	– 0.4	– 1.5
Cash flow used for financing activities	**– 1.9**	**5.1**	**– 7.0**
Changes in cash and cash equivalents affecting cash flow	**0.1**	**12.2**	**– 12.1**
Changes in cash and cash equivalents not affecting cash flow	– 0.7	– 0.1	– 0.6
Changes in cash and cash equivalents due to consolidated group	0.0	0.0	0.0
Cash and cash equivalents at beginning of period	102.0	112.5	– 10.5
Cash and cash equivalents at end of period	**101.4**	**124.6**	**– 23.2**

Consolidated statement of changes in shareholders' equity

of BERU Aktiengesellschaft, Ludwigsburg, from April 1 to June 30

EUR million	Subscribed capital	Additional paid-in capital	Earnings reserves: Revaluation reserve	Earnings reserves: Translation reserve	Earnings reserves: Treasury stock	Earnings reserves: Other	Total
1.4.2003	26.0	73.1	– 2.3	– 2.4	– 1.7	160.7	253.4
Dividend for prior year	–	–	–	–	–	–	0.0
Transfer from/to earnings reserves	–	–	–	–	1.7	0.2	1.9
Currency changes	–	–	–	–	–	–	0.0
Valuation of original financial instruments							
not affecting operating result	–	–	0.1	–	–	–	0.1
affecting operating result	–	–	0.4	–	–	–	0.4
Changes in deferred taxes not affecting operating result	–	–	–	–	–	–	0.0
Net income	–	–	–	–	–	6.4	6.4
30.6.2003	**26.0**	**73.1**	**– 1.8**	**– 2.4**	**0.0**	**167.3**	**262.2**
1.4.2004	26.0	73.1	– 0.2	– 3.1	0.0	185.8	281.6
Dividend for prior year	–	–	–	–	–	–	0.0
Transfer from/to earnings reserves	–	–	–	–	–	2.7	2.7
Currency changes	–	–	–	– 0.1	–	–	– 0.1
Valuation of original financial instruments							
not affecting operating result	–	–	– 0.6	–	–	–	– 0.6
affecting operating result	–	–	–	–	–	–	0.0
Changes in deferred taxes not affecting operating result	–	–	–	–	–	– 0.2	– 0.2
Net income	–	–	–	–	–	7.7	7.7
30.6.2004	**26.0**	**73.1**	**– 0.8**	**– 3.2**	**0.0**	**196.0**	**291.1**

Sales revenues/EBIT by segment

of BERU Aktiengesellschaft, Ludwigsburg, for the period from April 1 to June 30, 2004

EUR million	Q1 2004/05	Q1 2003/04
OEM		
Sales revenues	56.7	46.8
EBIT	7.2	6.2
Aftermarket		
Sales revenues	23.1	17.0
EBIT	4.4	3.6
General Industry		
Sales revenues	5.7	5.6
EBIT	0.2	– 0.1
Total		
Sales revenues	85.5	69.4

Group cash flow

of BERU Aktiengesellschaft, Ludwigsburg for the period from April 1 to June 30, 2004

EUR million	2004/05	2003/04	Change
Net income	7.7	6.4	20.3%
Depreciation and amortization	5.8	5.5	5.5%
Change in long-term provisions	0.2	0.2	0.0%
	13.7	**12.1**	**13.2**%

BERU stock price compared to the CDAX

since April 2002



120
110
100
90
80
70
60
50
40
Q2 2002
Q3 2002
Q4 2002
Q1 2003
Q2 2003
Q3 2003
Q4 2003
Q1 2004
Q2 2004
July 04
Aug. 04

☐ BERU share price, indexed (1 April 2002 = 100)

☐ CDAX, indexed (1 April 2002 = 100)

Financial calendar 2004/05

2004 Annual Shareholders' Meeting	September 14, 2004
Interim report on 1st half of 2004/05	November 18, 2004
Interim report on 1st nine months of 2004/05	February 17, 2005
Press conference on the 2004/05 financial year	June 30, 2005
DVFA analysts' conference 2004/05	June 30, 2005
Interim report on 1st quarter of 2005/06	August 18, 2005
2005 Annual Shareholders' Meeting	September 21, 2005
Interim report on 1st half of 2005/06	November 17, 2005

BERU Aktiengesellschaft
Corporate Communications / Investor Relations
Mörikestraße 155
71636 Ludwigsburg
Germany
Phone: +49-71 41-132 246
Fax: +49-71 41-132 580